

Mail Stop 3561

September 25, 2017

Terry Bassham
President and Chief Executive Officer
Monarch Energy Holding, Inc.
1200 Main Street
Kansas City, Missouri 64105

> **Re: Monarch Energy Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 14, 2017**
> **File No. 333-220465**

Dear Mr. Bassham:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara Ransom
Assistant Director
Office of Consumer Products